EXHIBIT 12.1
AMB Property Corporation
Computation of Earnings to Fixed Charges and Preferred Stock Dividends Ratio
(In thousands)

	2006		2005		2004		2003		2002
Earnings
Income from continuing operations before minority interests and income from unconsolidated entities	$195,083		$172,843		$90,504		$81,508		$84,582
Add:
Fixed charges	231,867		223,707		206,357		188,205		186,955
Amortization of capitalized interest	2,770		2,044		1,577		1,364		1,191
Distributed income from unconsolidated entities	4,875		2,752		2,971		5,345		6,423

Less:
Interest capitalization	(42,938)		(29,503)		(18,687)		(8,526)		(6,919)

Total earnings	391,657		371,843		282,722		267,896		272,232

Fixed charges
Interest on indebtedness (including amortization of premiums and financings costs)	163,690		164,700		160,067		148,798		151,027
Interest capitalized	42,938		29,503		18,687		8,526		6,919
Portion of rents representative of the interest factor	8,777		8,031		7,442		6,274		3,860
Preferred distributions of consolidated subsidiaries	16,462		21,473		20,161		24,607		25,149

Total fixed charges	231,867		223,707		206,357		188,205		186,955

Preferred stock dividends	13,582		7,388		7,131		6,999		8,496

Total fixed charges and preferred stock dividends	$245,449		$231,095		$213,488		$195,204		$195,451

Earnings to fixed charges and preferred stock dividends	1.6	X	1.6	X	1.3	X	1.4	X	1.4	X